UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of June 2018

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     ⃞        40-F     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:     ⃞        No:     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:     ⃞        No:     ⊠

Sierra Wireless Launches Next-Generation mangOH® Open Source Platform to Accelerate Industrial IoT

Sierra Wireless also expands mangOH ecosystem, adding manufacturing and design partner Jabil for rapid productization of low-power Industrial IoT devices

PARIS--(BUSINESS WIRE)--June 5, 2018--Sierra Wireless (NASDAQ:SWIR) (TSX:SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today released alpha samples of its next-generation mangOH® open source hardware platform, inviting the IoT developer community to influence the final product. mangOH Yellow, a “super sensor” for connected IoT, allows developers to measure and monitor virtually anything, with all of the interoperable building blocks needed to rapidly develop and productize low-power Industrial IoT applications.

The award-winning mangOH platform helps developers address many of the challenges that limit their ability to quickly and cost-effectively bring connected cellular LPWA (Cat-M1/LTE-M and NB-IoT) and 2G/3G/4G products to market. mangOH’s open source model, industrial-grade components and extensive ecosystem enable businesses to reduce time to market for Industrial IoT applications by up to one year and cut development costs in half.

“Whether you’re developing IoT applications for a startup or a Fortune 500 company, mangOH gives you a head start to a minimum viable product, right out of the box,” said Ashish Syal, Chief Engineer and mangOH Founder, Sierra Wireless. “Building on the success of mangOH Red and Green, we’re excited to release mangOH Yellow and give the IoT developer community the opportunity to influence the final product.”

Smaller and lighter, mangOH Yellow is targeted at IoT applications where compactness and low-power consumption are essential. The size and mechanical design will allow developers to build standalone and extremely compact proof-of-concepts/prototypes or to incorporate it into existing systems for instant IoT connectivity. Existing mangOH Red and Green and applications developed using the Legato™ open source Linux platform can be easily ported to mangOH Yellow. In addition to cellular connectivity, mangOH Yellow features built-in Bluetooth Mesh and BLE 5, as well as Wi-Fi and NFC. It also includes 14 advanced sensors and actuators on board in an ultra-low-power architecture for long-lasting, mobile, battery-powered applications. mangOH Yellow provides ultimate flexibility and functionality with an IoT connector slot to leverage the more than 15 IoT cards built by members of the collaborative mangOH ecosystem, which are available today.

Sierra Wireless also announced that Jabil, a provider of design, manufacturing, supply chain and product management services, has joined the extensive mangOH ecosystem. Jabil is the lead manufacturing partner for mangOH Red and the next-generation mangOH Yellow.

“mangOH is creating a disruptive opportunity in the IoT space for companies to innovate, and Jabil is pleased to join the ecosystem to help mangOH users cost-effectively take their prototypes to market,” said Rafael Renno, Senior Business Unit Director, Jabil. “We’re not only manufacturing mangOH, we’re also working with several large customers to develop new industrial use cases based on mangOH Red that will revolutionize industries.”

Availability

mangOH Green and mangOH Red platforms are commercially available through preferred distributors. Visit http://mangoh.io/buy to buy. mangOH Yellow will be commercially available in May 2019. Attendees of the Sierra Wireless Innovation Summit on June 5, 2018, in Paris, France, will be the first to have access to early samples.

Webinar

Open Source Technologies Driving Low Power Tracking Applications
June 21, 2018, 08:00 AM PT
Register: https://event.on24.com/eventRegistration/EventLobbyServlet?target=registration.jsp&partnerref=sweventpage&eventid=1676455&sessionid=1&key=B71FEA6171F5459F240A4C8D51C9FD00&regTag=&sourcepage=register.

About mangOH

Sierra Wireless founded the mangOH open source hardware community in 2015 to make it easy for developers to prototype with any wired, wireless, or sensor technology based on their unique IoT use case. mangOH platforms deliver 90% of the solution prototype out-of-the-box, enabling software developers to easily build reliable IoT solutions that hardware designers can customize to rapidly create Industrial IoT devices. It provides:

  Open source and business friendly designs so anyone can copy, modify and build commercial products;
  Flexible designs to adapt to any IoT use case based on wired, wireless, and sensor technologies;
  Interoperable, industrial-grade components so that prototypes can be easily turned into a commercial products; and
  Support for other open source initiatives like the Legato Linux platform to remove the complexity of hardware integration.

For more information, visit http://mangoh.io.

Note to editors:

The latest mangOH-based IoT innovations and use cases will be featured at the sixth annual Sierra Wireless Innovation Summit, on June 5, 2018, in Paris, France. For more information, visit: https://www.sierrawireless.com/innovation-summit/.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

About Sierra Wireless

Sierra Wireless (NASDAQ:SWIR) (TSX:SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless,” “Legato” and “mangOH” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Media:
Kim Homeniuk, +1-604-233-8028
khomeniuk@sierrawireless.com
or
Investors:
David Climie, +1-604-231-1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	June 5, 2018